

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Via Facsimile (212) 403-2000 and U.S. Mail
Robert H. Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283

> Re: **Airgas, Inc.**
> **Amendment to Schedule 14D-9/A**
> **Filed December 22, 2010**
> **File No.: 5-38422**

Dear Mr. Young:

We have the following comment.

Schedule 14D-9/A

1. We refer to your response letter dated January 5, 2011 in which you state that disclosures in the 14D-9/A filed on September 13, 2010, "were adequate to describe the status of events as of that date…" Additionally, we note the discussions amongst Messrs. McCausland, Brown and Thomas and certain arbitrageurs regarding the $70 potential price point at which Mr. McCausland indicated he would recommend that the company sit down with Air Products to commence negotiations. Please provide us with your legal analysis of why your disclosures in the 14D-9/A complied with Item 8 of Schedule 14D-9 and corresponding Item 1011(b) of Regulation M-A given the lack of disclosure about those discussions. Also, please address the company's compliance with Regulation F-D in light of the information that Messrs. McCausland, Brown and/or Thomas shared with the shareholders at such meetings.

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and response to our comment.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   David Katz, Esq.
                        Wachtell, Lipton, Rosen & Katz